Exhibit 1

Cyren Schedules First Quarter 2017 Earnings Release for Tuesday, May 16, 2017

McLean, VA – May 3, 2017 – Cyren (NASDAQ: CYRN) today announced it will release its first quarter 2017 results on Tuesday, May 16, 2017 before U.S. markets open.

The Company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, May 16, 2017.

US:	1-877-397-0298
Israel:	1-80-925-8243
International:	1-719-325-4853

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=124284.

For those unable to participate in the live conference call, a replay will be available until June 30, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 3848253. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com. To test the effectiveness of your current web security solution, go to www.cyren.com/security-test.html.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Israel Investor Contact:

Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com